UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50561

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/24___ AND ENDING ___12/31/24___
                                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Capital One Securities, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O box no)

__201 St. Charles Ave., Suite 1830__
                                        (No and Street)

__New Orleans__	__LA__	__70170__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gabrielle Halprin	(504) 533-7377	gabrielle.halprin@capitalone.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Keiter
                        (Name – if individual, state last, first, and middle name)

__4401 Dominion Blvd.__	__Glen Allen__	__VA__	__23060__
(Address)	(City)	(State)	(Zip Code)

__10/22/2003__	__80__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption See 17 CFR 240 17a-5(e)(1)(ii), if applicable

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gabrielle Halprin   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Capital One Securities, Inc.   , as of   December 31   , 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

2/11/25

THOMAS LANOSGA
NOTARY PUBLIC # 131148
PARISH OF JEFFERSON
STATE OF LOUISIANA
COMMISSIONED FOR LIFE

Notary Public

Signature: _____

Title:
Chief Financial Operations Officer   2/11/25

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CAPITAL ONE SECURITIES, INC.
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

FINANCIAL REPORT

Years Ended December 31, 2024 and 2023
With Report of Independent Registered Public Accounting Firm

SEC ID 8 – 50561

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

CAPITAL ONE SECURITIES, INC.
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of
Capital One Securities, Inc.
New Orleans, Louisiana

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Capital One Securities, Inc. (the "Company"), as of December 31, 2024 and 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Keiter

We have served as the Company's auditor since 2008.

Glen Allen, Virginia
February 4, 2025

> **Certified Public Accountants & Consultants**
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

CAPITAL ONE SECURITIES, INC.
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Statements of Financial Condition

	December 31,	
	2024	**2023**
Assets:		
Cash on deposit with affiliated company.......... .... $	5,120,747	$ 5,095,517
Investment in money market mutual fund	333,455,599	287,168,225
Commissions receivable from clearing correspondent.............	47,517	89,719
Accounts receivables	7,535,594	8,341,610
Other receivables	4,302	18,637
Deposit with clearing correspondent	250,000	250,000
Goodwill.............	3,493,211	3,493,211
Due from affiliates......	2,325,477	2,336,185
Deferred tax asset	879,066	566,686
Total assets... $	353,111,513	$ 307,359,790
Liabilities:		
Commissions payable to brokers and dealers.... . ... $	17,387,939	$ 10,960,722
Accrued expenses and other liabilities.	1,450,325	558,280
Due to affiliates.....................	423,403	1,291,566
Total liabilities...	19,261,667	12,810,568
Stockholder's equity:		
Common stock, no par value; 100,000 shares authorized, one		
share issued and outstanding....	10,000	10,000
Additional paid-in capital	108,431,477	108,431,477
Retained earnings.............	225,408,369	186,107,745
Total stockholder's equity..	333,849,846	294,549,222
Total liabilities and stockholder's equity.......................... $	353,111,513	$ 307,359,790

See accompanying Notes to Financial Statements.

2

CAPITAL ONE SECURITIES, INC.
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Notes to Financial Statements

Note 1—Organization

Capital One Securities, Inc (the "Company") is a wholly owned subsidiary of Capital One Financial Corporation ("Capital One"). The Company is a full-service investment banking firm providing equity research and institutional sales and trading services in both fixed income and equity securities to large, institutional accounts primarily in North America. The Company also provides corporate finance services primarily to middle-market companies in the United States. Investment banking services are occasionally provided to companies outside of the United States. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Note 2—Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Company are prepared in accordance with U.S. generally accepted accounting principles ("U S GAAP")

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While management makes its best judgment, actual results could differ from those estimates

Cash on Deposit with Affiliated Company

The Company considers all highly liquid investments with a stated maturity of three months or less when purchased to be cash equivalents The Company does not consider its investment in the money market mutual fund to be a cash equivalent in the accompanying statements of cash flows based on regulatory guidance. Cash includes amounts held at Capital One, National Association ("CONA"), a related party, totaling $5,120,747 and $5,095,517 at December 31, 2024 and 2023, respectively. CONA is a major financial institution and is insured up to $250,000 by the Federal Deposit Insurance Corporation.

Investment in Money Market Mutual Fund

Investment in the money market mutual fund is measured at fair value The market value is based on quoted prices received from various pricing services

3

Accounts Receivables

Accounts receivables primarily represent receivables due from lead underwriters for investment banking transactions where the Company acted as an underwriter.

The Company follows Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13 – Current Expected Credit Losses ("CECL"). This guidance requires use of the current expected credit loss model that is based on expected losses (net of expected recoveries), rather than incurred losses, to determine its allowance for credit losses on financial assets measured at amortized cost, which includes other receivables and certain off-balance sheet arrangements

The Company has no historical credit losses. There are no current indications of non-receipt from counterparties. The Company projects no probability of future losses related to these balances Due to these factors, as well as the short-term nature of these receivables, management has determined that these receivables have minimal credit risk and, therefore, no allowance was deemed necessary as of December 31, 2024 and 2023.

Goodwill

In connection with the acquisition of the Company by Capital One, the Company recorded goodwill of $3,493,211 representing the amount by which the purchase price exceeded the fair value of the net assets acquired

Goodwill is not amortized but is tested for impairment annually and between annual tests if events or circumstances indicate potential impairment Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value Based upon the results of the Company's 2024 and 2023 goodwill impairment testing, management has determined that the fair value of goodwill exceeded its carrying value Accordingly, the goodwill of the Company was not considered impaired. The Company will continue to regularly monitor overall economic conditions and other events or circumstances that may impair the goodwill in the future

Income Taxes

The Company is included in Capital One's consolidated federal income tax return but files a separate state income tax return Capital One allocates federal income tax expense to the Company using a separate return basis. The Company is reimbursed by Capital One for federal income tax losses, if applicable. Amounts owed to or due from Capital One for federal income taxes are reported as a component of due to or from affiliates in the accompanying statements of financial

CAPITAL ONE SECURITIES, INC.
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Notes to Financial Statements (continued)

condition. Taxes receivable amounts included in due from affiliates totaled $1,742,872 and $2,336,185 at December 31, 2024 and December 31, 2023, respectively

Deferred tax assets and liabilities are based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company has evaluated the effect of accounting guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions as of December 31, 2024 and 2023.

Recently Adopted Accounting Guidance

In November 2023, the FASB issued ASU 2023-07· Improvements to Reportable Segment Disclosures This ASU, which amends Topic 820. Segment Reporting, improves disclosure requirements for reportable segments and enhances disclosures for companies with single reportable segments. The Company has a single reportable segment based on the nature of its services and regulatory environment under which it operates. The nature of the business and the accounting policies of the segment are the same as described throughout Notes 1 and 2 The Company's Chief Operating Decision Maker ("CODM") is its Executive Team. The CODM assesses the segment's performance and allocates resources based on net income and total assets. Total assets per the segment is the same in all material respects as those reported on the statements of financial position. The Company adopted the standard on January 1, 2024. The adoption did not have a material impact on the Company's financial statements

New Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09· Income Taxes (Topic 740)· Improvements to Income Tax Disclosures, which modifies the rules on income tax disclosures to require disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid The guidance is effective for the Company in 2025. The Company is currently evaluating the potential impact of adopting this new guidance

Note 3—Fair Value of Financial Instruments

Fair value is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (also referred to as an exit price). The fair value accounting guidance provides a three-level fair value hierarchy for classifying financial instruments. This hierarchy is based on the markets in which the assets or liabilities trade and whether the inputs to the valuation techniques used to measure fair value are observable or unobservable The fair value measurement of a financial asset or liability is assigned

to a level based on the lowest level of any input that is significant to the fair value measurement in its entirety The three levels of the fair value hierarchy are described below

- Level 1—Valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities

- Level 2—Valuation is based on observable market-based inputs, other than quoted prices in active markets for identical assets or liabilities, quoted prices in markets that are not active, or models using inputs that are observable or can be corroborated by observable market data of substantially the full term of the assets or liabilities

- Level 3—Valuation is generated from techniques that use significant assumptions not observable in the market. Valuation techniques include pricing models, discounted cash flow methodologies or similar techniques

The accounting guidance for fair value measurements requires that we maximize the use of observable inputs and minimize the use of unobservable inputs in determining fair value.

All of the investments held by the Company are categorized as Level 1, as the valuation of each is based on quoted prices of each asset. The Company does not have any financial liabilities within the scope of the accounting guidance.

The following tables display the Company's assets on the accompanying statements of financial condition measured at fair value on a recurring basis as of December 31, 2024 and 2023:

Assets Measured at Fair Value on a Recurring Basis

	December 31, 2024			
	Fair Value Measurements Using			Total Estimated Fair Value
	Level 1	Level 2	Level 3	
Securities owned:				
Money market mutual fund .	$ 333,455,599	$ —	$ —	$ 333,455,599
Total securities owned	$ 333,455,599	$ —	$ —	$ 333,455,599

	December 31, 2023			
	Fair Value Measurements Using			Total Estimated Fair Value
	Level 1	Level 2	Level 3	
Securities owned·				
Money market mutual fund ...	$ 287,168,225	$ —	$ —	$ 287,168,225
Total securities owned	$ 287,168,225	$ —	$ —	$ 287,168,225

CAPITAL ONE SECURITIES, INC.
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Notes to Financial Statements (continued)

Note 4—Income Taxes

Under its Compliance Assurance Program, the Internal Revenue Service is in the process of auditing Capital One's 2024, 2023 and 2022 federal income tax returns. The outcome of the audit is not expected to have a material impact on the financial results of the Company.

Note 5—Related Party Transactions

Various administrative expenses are paid on behalf of the Company by CONA, under a Master Services Agreement between the Company, CONA and various affiliates. These administrative expenses are reimbursed by the Company to CONA on a monthly basis. In addition, the Company pays a management fee to CONA based on an internally calculated allocation of overhead cost

The Company sponsors incentive plans for qualified employees. A portion of individual employee's incentive compensation may be awarded in the form of restricted share units (the "Units") of Capital One and is payable to employees according to a vesting schedule. The expense associated with the vesting of the Units is reimbursed by the Company to Capital One on a quarterly basis

The Company has an agreement with KippsDeSanto & Company. ("KDC") and TripleTree, LLC ("TT"), affiliated broker-dealers, whereby associates of each broker-dealer may provide various administrative services to the other affiliates. The Company receives reimbursements for services provided to the affiliated broker-dealers on a monthly basis, net of any amounts due from the Company for services received from the affiliated broker dealers

The Company currently occupies office space leased by Capital One, the expense for which is allocated as part of the Master Services Agreement. Management has reviewed the Master Services Agreement and concluded that this contract does not contain any leases under the scope of ASU 2016-02 – Leases (Topic 842)

The Company has a revolving subordinated line of credit with Capital One for an amount not to exceed $250,000,000 as of December 31, 2024. This line of credit expires on November 16, 2026. During 2024 and 2023, the Company had no borrowings under the line of credit. This line of credit bears interest at an agreed upon rate per the terms of the agreement.

The Company has a unilateral revolving line of credit with Capital One for an amount not to exceed $500,000,000. During 2024, the Company made seven borrowings on the revolving line of credit totaling $1,437,266,041 and fully repaid the borrowings during 2024. During 2023, the Company made one borrowing on the revolving line of credit totaling $165,027,335 and fully repaid the borrowing during 2023.

7

Note 6—Commitments and Contingencies

The Company has outstanding underwriting agreements which commit it to purchase securities at specified future dates and prices. The Company presells such issues to manage risk exposure related to these off-balance sheet commitments. Transactions that were open at December 31, 2024, have subsequently settled and had no material effect on the accompanying statements of financial condition.

From time to time, the Company is involved in litigation that it considers to be incidental to its business. The Company is not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its financial condition or results of operations

The Company has contracts with its vendors for various services The following table presents the minimum commitments under these contracts as of December 31, 2024.

	Amounts
Fiscal year expected to be expensed:	
2025...	$ 1,212,868
2026	331,995
Total..	$ 1,544,863

Management has reviewed these various vendor contracts and has concluded that they do not contain any leases under the scope of ASU 2016-02 – Leases (Topic 842)

Note 7—Services Agreement

The Company has an agreement with Pershing, L.L.C. ("Pershing"), a Bank of New York Securities Group Company, to provide certain services as clearing correspondent These services include carrying customers' cash and margin accounts on a fully-disclosed basis; executing transactions in the customers' accounts as instructed by the Company; preparing transaction confirmations and monthly statements for customers; settling contracts and transactions in securities on behalf of the Company, performing cashiering functions for customer accounts including receipt and delivery of securities purchased, sold, borrowed and loaned; providing custody and safekeeping of customers' securities and cash; and handling margin accounts, dividends, exchanges and rights and tender offers.

This agreement does not have an expiration date. This agreement requires the Company to maintain a clearing deposit with Pershing which totaled $250,000 at December 31, 2024 and 2023.

The Company acts as an introducing broker and substantially all customer transactions are cleared and carried on a fully disclosed basis. The Company is exposed to credit losses on unsettled transactions in the event of nonperformance by its customers. This risk of loss is limited to the change in the security price between the trade date and the settlement date. The Company did not incur any material credit losses on transactions not settled as of December 31, 2024 and 2023.

The Company's commissions receivable from clearing correspondent represents amounts on deposit with Pershing. Additionally, as the Company clears all of its transactions through the clearing correspondent, the Company is exposed should the clearing correspondent be unable to fulfill its obligations.

Note 8—Liabilities Subordinated to Claims of General Creditors

The Company is subject to the Securities and Exchange Commission's Rule 17a-5 regarding reports to be made by certain exchange members, brokers and dealers. Under this rule, the Company is required to disclose liabilities subordinated to the claims of general creditors. The Company has subordinated loan agreements with Capital One which have been approved by the FINRA These loan agreements constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements At December 31, 2024 and 2023, the Company had no balances outstanding from these agreements as disclosed in Note 5.

Note 9—Indemnifications

The Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the managers or officers are, or were serving, at the Company's request in such capacities. The maximum liability under these obligations is unlimited; however, the Company's insurance policies serve to limit its exposure.

Note 10—Financial Instruments with Off-Balance Sheet Risk

As a securities broker, the Company is engaged in buying and selling securities as an agent for a diverse group of individuals and institutional investors The Company introduces these transactions for clearance to another firm on a fully-disclosed basis. The agreement between the Company and its clearing correspondent provides that the Company is obligated to assume any exposure related to nonperformance by its customers. If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction.

CAPITAL ONE SECURITIES, INC.
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Notes to Financial Statements (continued)

The Company monitors its customer activity by reviewing information it receives from its clearing correspondent on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

Note 11—Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 At December 31, 2024, the Company had net capital of $311,822,337 which was $310,538,225 in excess of the required minimum net capital of $1,284,112   The Company's net capital ratio was 0 06 to 1.

The Company has no obligation under Rule 15c3-3 to prepare the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

Note 12—Subsequent Events

In accordance with U.S. GAAP, the Company evaluates subsequent events that have occurred after the statement of financial condition date but before the financial statements are issued. There are two types of subsequent events· (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including estimates inherent in the process of preparing financial statements, and (2) nonrecognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. The Company evaluated subsequent events through February 4, 2025, the date the financial statements were issued

Based on the evaluation, the Company did not identify any recognized or nonrecognized subsequent events that would have required adjustment to the financial statements